                     Goodwin Procter LLP

                     Counselors at Law

                     Exchange Place Boston, MA 02109

                    T: 617.570.1000

                    F: 617.523.1231

June 25, 2014

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	Vascular Biogenics Ltd.
Registration Statement on Form F-1
Filed June 6, 2014
File No. (333-196584)

Dear Ms. Long:

This letter is submitted on behalf of Vascular Biogenics Ltd. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s filing of its Registration Statement on Form F-1 on June 6, 2014 (the “Registration Statement”), as set forth in the Staff’s letter dated June 20, 2014 (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

United States Securities and Exchange Commission

June 25, 2014

Dilution, page 64

1.	Please clarify that the net tangible book value per share at December 31, 2013 reflects the conversion of outstanding preferred shares into ordinary shares as of that date.

RESPONSE: The Company respectfully advises the Staff that it has revised page 64 to clarify that the net tangible book value per share at December 31, 2013 reflects the conversion of the then outstanding preferred shares into ordinary shares.

Financial Statements, page F-1

Note 8—Convertible Loan, Page F-21

2.	We note your response to prior comment five from our letter dated May 23, 2014. Please tell us the authoritative guidance you relied on in your determination that the difference between the fair value and principal amount of the convertible loan should be treated as a deemed distribution to shareholders.

RESPONSE: The Company respectfully advises the Staff that in determining to treat the difference between the fair value of and principal amount of the convertible loan as a deemed distribution to shareholders, the Company followed guidance published by major accounting firms, including Ernst & Young – International GAAP 2013 – Ch.16.13.3, Ch.48.3.2; Deloitte iGAAP – Ch.B7.7.1; and BDO – Need to Know – IFRS13 Fair value measurement – Ch.5.6. The Company determined to follow this approach in the absence of authoritative guidance directly from IFRS publications regarding this kind of transaction between a company and its controlling shareholders.

IAS39 and IFRS9 require or permit an asset or a liability to be initially recognized at fair value. IFRS13 states that in many cases the transaction price equals fair value. In determining whether a transaction price represents the fair value at initial recognition, a reporting entity should take into account factors specific to the transaction and to the asset or the liability. As discussed in IFRS13 Par.B4, a transaction price may not represent the fair value of an asset or a liability at initial recognition if, for example, the transaction is between related parties.

IFRS13, paragraph 60, states: “If another IFRS requires or permits an entity to measure an asset or a liability initially at fair value and the transaction price differs from fair value, the entity shall recognize the resulting gain or loss in profit or loss unless that IFRS specifies otherwise.”

However, IFRS 13 does not directly give guidance on the appropriate treatment. IFRS13,

United States Securities and Exchange Commission

June 25, 2014

paragraph BC137, states that “The boards concluded that determining whether to recognize a day 1 gain or loss was beyond the scope of the fair value measurement project.”

Guidance on recognizing gains and losses at initial recognition is therefore retained in IAS 39 and IFRS 9. IAS 39 and IFRS 9 prohibit the recognition of day 1 gain or loss (i.e., the difference between the transaction price and initial fair value of an asset) unless fair value is evidenced by a quoted price in an active market or is based on a valuation technique whose variables include only data from observable markets (IFRS 9 B5.1.2A).

As detailed in the Company’s previous response letter to the Staff, dated June 6, 2014, the Company analyzed the substance of the transaction and the reason for the day 1 difference, concluding that the transaction price did not represent the fair value of the liability because the funding was provided by its controlling shareholders and determined, in accordance with the publications referred to above, to treat these items as deemed distributions to shareholders.

3.	We note the conversion terms of the convertible loan changed as a result of your issuance of the series E preferred stock. Please tell us how you accounted for or will account for the change in conversion terms and the conversion.

RESPONSE: The Company respectfully advises the Staff that the Company intends to treat the change in the value of the convertible loan as a result of the change in the terms of the loan as a capital contribution.

Under the original terms of the convertible loan, the principal amount of the loan was to automatically convert on April 30, 2014, into 256,394 Preferred D-1 Shares, which in turn would have been convertible into two ordinary shares for each D-1 Preferred Share.

As of April 30, 2014, the convertible loan was to be automatically converted into Preferred D-1 shares, with an estimated fair value of approximately $33 million. On that date, the Company was in the process of securing a Preferred E financing round and signed an agreement with the majority of the lenders of the convertible loan for the deferral of the date of automatic conversion of the loan into Preferred D-1 Shares from April 30, 2014 to May 16, 2014. This extension allowed the Company time to finalize the Series E financing, resulting in the convertible loan converting into Preferred E Shares (which are convertible into ordinary shares on a 1:1 basis). On May 15, 2014, the Company closed the Preferred E round of financing. Upon the closing of the round, the convertible loan was converted into 240,496 Preferred E Shares, with an estimated fair value of approximately $13 million.

The willingness of the loan holders to modify the convertible loan terms, resulting in a decrease in the loan value of approximately $20 million, is attributed to their capacity as controlling shareholders of the Company.

United States Securities and Exchange Commission

June 25, 2014

As such, based on paragraph 4.25 of the Conceptual Framework for Financial Reporting 2010 and relying on guidance published by major accounting firms1, the Company will treat this event as a capital transaction and will carry the decrease in loan value directly to equity, as a capital contribution.

Exhibits Index

4.	We note that you have removed the Warrant to purchase ordinary shares, dated March 26, 2007, issued to Dror Harats from your exhibits. Please advise.

RESPONSE: The Company respectfully advises the Staff that the warrant to purchase ordinary shares, dated March 26, 2007, issued to Dror Harats has been terminated in its entirety as of May 22, 2014, and therefore, the Company has removed it from the Exhibit Index in its Registration Statement.

Additionally, reference is made to the letter from the Staff to the Company, dated June 20, 2014, in response to the Company’s Confidential Treatment Application filed May 22, 2014, pursuant to which, among other things, the Staff requested that the Company disclose on pages 77 and 114 of the Registration Statement the total aggregate milestone payments to be paid under the Manufacturing Services Agreement, dated January 5, 2012, between the Company and Lonza Houston, Inc. The Company respectfully advises the Staff that it does not believe disclosure of such amounts is required, because (i) as of December 31, 2013, the reference date for the Company’s contractual obligations and commitments discussion, there was no contractual commitment because all amounts were paid for as of that date, (ii) since December 31, 2013, the Company has incurred obligations under such agreement totaling approximately $150,000, more than 65% of which has been completed and paid for as of the date hereof, and (iii) the statements of work setting forth the Company’s payment obligations are subject to cancellation. As a result, the Company does not believe that disclosure of these amounts is material to an understanding of the Company’s business.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1035.

Sincerely,

/s/Lawrence S. Wittenberg

Lawrence S. Wittenberg

Enclosures

cc:

Amos Ron, Vascular Biogenics Ltd.

Dror Harats, Vascular Biogenics Ltd.

Mitchell S. Bloom, Goodwin Procter LLP

Brent B. Siler, Cooley LLP

Darren K. DeStefano, Cooley LLP

Vascular Biogenics Ltd.

[1]	KPMG – Insights into IFRS, Ch. 7.5.390.20; PwC Guidance – Financial Instruments – Intra-Group Loans